16003086

Mail Processing Section

FEB 25 2016

Washington DC 409

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sabadell Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Ave., Suite 3010
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhuoseCoopers, LLP, Stephen H. Nesi
(Name – *if individual, state last, first, middle name*)

1441 Brickell Ave., Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amB

SD 2/25/16

OATH OR AFFIRMATION

I, Virginia Labiste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sabadell Securities USA, Inc., as of December. 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

FEB - 23 - 2016

ALEJANDRA SUAREZ
MY COMMISSION # FF 062618
EXPIRES: October 21, 2017
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President / CEO

Title

Signed in my Presence:

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sabadell Securities USA, Inc.

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2015

Sabadell Securities USA, Inc.
Index
December 31, 2015

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of Sabadell Securities USA, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Sabadell Securities USA, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 22, 2016

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 2,801,465
Deposit with clearing broker	100,001
Deferred tax asset, net	85,122
Prepaids and other assets	58,808
Total assets	$ 3,045,396
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 107,570
Total liabilities	107,570
Stockholder's equity	
Common stock, $10 par value,	
1,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	790,000
Retained earnings	2,137,826
Total stockholder's equity	2,937,826
Total liabilities and stockholder's equity	$ 3,045,396

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 2,077,051
Other income	1,485
Total revenues	2,078,536
Expenses	
Fees and services	883,104
Salaries and benefits	620,077
Professional fees	188,931
Telecommunications and data processing	65,206
Occupancy	22,476
Interest expense	2,314
Other expenses	31,907
Total expenses	1,814,015
Income before income taxes	264,521
Income tax expense	102,184
Net income	$ 162,337

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2014	1,000	$ 10,000	$ 790,000	$ 1,975,489	$ 2,775,489
Net income				162,337	162,337
Balances at December 31, 2015	1,000	$ 10,000	$ 790,000	$ 2,137,826	$ 2,937,826

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 162,337
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred tax expense	2,655
Changes in:	
Prepaids and other assets	32,294
Accrued expenses and other liabilities	14,726
Net cash provided by operating activities	212,012
Net increase in cash	212,012
Cash	
Beginning of year	2,589,453
End of year	$ 2,801,465
Supplemental cash flow disclosures	
Cash Paid	
Interest	$ 2,314
Income taxes	65,500

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

The Company provides introductory brokerage and investment services primarily for Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Deposit with Clearing Broker
Cash consists of cash in banks which is held primarily at one major U.S. financial institution and firm margin accounts at the clearing institution. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the Statement of Financial Condition as Deposit with Clearing Broker.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date. Receivable from customers and payable to brokers, if any, represent security transactions that have not settled.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that management believes it is more likely than not that the deferred tax asset will not be realized.

The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the related tax positions will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the tax positions. An uncertain tax position is a position taken in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law. The Company measures tax benefits related to uncertain tax positions based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. If the initial assessment fails to result in recognition of a tax benefit, the Company subsequently recognizes a tax benefit if (i) there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, (ii) the statute of limitations expires, or (iii) there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Company would recognize interest and penalties related to unrecognized tax positions in the provision for income taxes and other liabilities. Management has identified no uncertain tax positions at December 31, 2015.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $2,796,812, which was $2,789,641 in excess of the minimum amount required.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

New Accounting Pronouncements

Revenue

In May 2014, the FASB issued new guidance related to revenue from contracts with customers. This guidance supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This guidance, which does not apply to financial instruments, is effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating this guidance to determine the impact on its financial statements.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers. The Company claims exemption from the provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3. Related Party Transactions

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") that commenced on May 1, 2009 and is periodically amended and restated. Under this agreement, rent, IT Support, HR Support and Administration & other general services were paid to the Branch and are considered related party transactions.

Included in the statement of operations are revenues and expenses resulting from various securities trading with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

At December 31, 2015, an affiliate held deposits of the Company amounting to approximately $13,749.These amounts are reported on the statement of financial condition as part of cash.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2015:

Revenues	
Commissions	$ 2,074,857
Total revenues	$ 2,074,857
Expenses	
Salaries and benefits	$ 620,077
Fees and services	62,310
Occupancy	22,476
Total expenses	$ 704,863

4. Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2015:

Current	
Federal	$ 85,339
State	14,190
	99,529
Deferred	
Federal	2,409
State	246
	2,655
Income tax expense	$ 102,184

At December 31, 2015, the Company's deferred tax asset (liability) consists of the following tax-effected temporary differences:

Deferred tax assets		
Accrued professional fees	$	40,768
Capitalized start-up expenditures		64,057
Total deferred tax asset		104,825
Deferred tax liability		
Prepaid expenses		(19,703)
Total deferred tax liability		(19,703)
Net deferred tax asset	$	85,122

The deferred tax provision consists of income tax related to differences between the tax basis of assets and liabilities and their financial reporting amounts. Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 19, 2015. The Company has not identified any events that would require disclosure or have a material impact on the financial position, result of operations or cash flow of the Company as of and for the year ended December 31, 2015.

Supplemental Schedule

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 — Schedule I

Computation of net capital	
Total stockholder's equity	$ 2,937,826
Deductions/charges	
Nonallowable assets	
Deferred tax asset	85,122
Income tax receivable	-
Prepaid expenses	54,902
Other assets	990
Total deductions and/or charges	141,014
Net capital	2,796,812
Computation of basic net capital requirement	
Minimum net capital required	7,171
Excess of net capital	$ 2,789,641
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 107,570
Total aggregate indebtedness	$ 107,570
Ratio of aggregate indebtedness to net capital	0.0385

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

Sabadell Securities

Sabadell Financial Center
1111 Brickell Avenue
Suite 3010
Miami, FL 33131

T + 1 786 587 1

S b dellSecurities

Sabadell Securities USA, Inc.'s Exemption Report

Sabadell Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 1 7 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sabadell Securities USA, Inc.

I, Virginia Labiste, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President
February 22, 2016

MEMBER FINRA, SIPC

BSA 103 Rev. (07/11)

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of Sabadell Securities USA, Inc.

We have reviewed Sabadell Securities USA, Inc.'s assertions, included in the accompanying Sabadell Securities USA, Inc. exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2016

pwc

Report of Independent Certified Public Accountants

To the Board of Directors of Sabadell Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sabadell Securities USA, Inc. for the year ended December 31, 2015, which were agreed to by Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sabadell Securities USA, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Sabadell Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 23, 2015 in the amount of $1,811 compared to the completed ACH Transactions Details Report (confirmation #979095112) provided by the Assistant Financial Operations Principal, noting no differences, the payment dated January 13, 2016 in the amount of $2,340 compared to the completed ACH Transactions Details Report (confirmation #583873066) provided by the Assistant Financial Operations Principal, noting no differences, and the payment dated January 26, 2016 in the amount of $6 compared to the completed ACH Transactions Details Report (confirmation #374233875) provided by the Assistant Financial Operations Principal, noting no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $2,078,536 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $415,777 to the sum of the "Clearing Charges" and "Pershing Administrative Charges" trial balance accounts on the December 31, 2015 trial balance provided by the Assistant Financial Operations Principal, noting no differences.

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

pwc

b. Compared deduction on line 2c (9i), Total interest and dividend income of $94 to the trial balance account "Interest Incomc" on the December 31, 2015 trial balance provided by the Assistant Financial Operations Principal, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,662,665 and $4,157, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2016